SEC SE(
Mail Processing
Section
MAR 2 1 2022
Washington DC
413

22003640

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68611

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SpareBank 1 Capital Markets, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2911 Turtle Creek Blvd, #300
(No. and Street)

Dallas	TX	75219
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Lau	212-861-6633	robert.lau@sb1cm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RBSM LLP
(Name – if individual, state last, first, and middle name)

805 Third Ave, 14th Floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

09/24/2003	#587
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert Lau, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SpareBank 1 Capital Markets, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Robert C Lau

Title: President

Notary Public

STEVEN KORNER
Notary Public, State of Texas
Comm. Expires 03-27-2025
Notary ID 12287651

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SpareBank 1 Capital Markets, Inc.

Financial Statements and Supplementary Information

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon
and Supplemental Report on Exemption)

CONTENTS

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
SpareBank 1 Capital Markets, Inc.
Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SpareBank 1 Capital Markets, Inc. (the "Company"), as of December 31, 2021, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2015.

New York, NY
February 25, 2022

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	359,550
Cash - segregation in compliance with federal regulations		100,000
Accounts receivable - related party		40,000
Aged fail to deliver		376,817
Prepaid expenses		2,246
TOTAL ASSETS	$	878,613

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities	$	619
Payable to non customer		364,730
Accrued income taxes		1,415
Total Liabilities		366,764
Common Stock - no par value		
1,000 authorized, 1,000 shares issued and outstanding	$	565,612
Accumulated Deficit		(53,763)
TOTAL STOCKHOLDERS' EQUITY		511,849
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	878,613

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2021

REVENUES:		
Services Income - related party	$	300,000
Unrealized gain on aged fail to deliver		12,087
TOTAL REVENUES		312,087
EXPENSES:		
Payroll and employee benefits		254,123
Professional fees		8,150
Regulatory fees, business licenses and permits		1,276
Communication costs		11,475
Rent		2,130
Office expenses		15,000
Subscriptions		1,067
Other expenses		43
TOTAL EXPENSES		293,264
NET INCOME FROM OPERATIONS BEFORE INCOME TAXES		18,823
Income Tax Expense		1,415
NET INCOME	$	17,408

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2021

	Common Stock				Accumulated		Stockholders'
	Shares		Amount		Deficit		Equity
Balance at December 31, 2020	1,000	$	565,612	$	(71,171)	$	494,441
Net Income	-		-		17,408		17,408
Balance at December 31, 2021	1,000	$	565,612	$	(53,763)	$	511,849

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	17,408
Adjustments to reconcile net income to net cash used in operating activities:		
Gain on aged fail to deliver		(12,087)
Accounts receivable - related party		(15,000)
Prepaid expenses		(1,699)
Accrued liabilities		(371)
Accrued income taxes		(5,719)
Net Cash Used In Operating Activities		(17,468)
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		-
NET DECREASE IN CASH AND CASH-SEGREGATION IN COMPLIANCE WITH FEDERAL REGULATIONS		(17,468)
CASH AND CASH-SEGREGATION IN COMPLIANCE WITH FEDERAL REGULATIONS AT BEGINNING OF YEAR		477,018
CASH AND CASH-SEGREGATION IN COMPLIANCE WITH FEDERAL REGULATIONS AT END OF YEAR	$	459,550

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year:		
Interest	$	-
Taxes	$	7,134

See accompanying notes to financial statements.

SpareBank 1 Capital Markets, Inc.
Notes to Financial Statements
Year Ended December 31, 2021

(1) Organization

SpareBank 1 Capital Markets, Inc. ("the Company") is a wholly owned entity of Magellan Global Corporation, the "Parent Company", which is wholly owned subsidiary of SPAREBANK 1 MARKETS AS, a Norwegian entity. The Company was founded in 2010.

SpareBank 1 Capital Markets, Inc. is a member of FINRA and SIPC.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $ 250,000.

The following table provides a reconciliation of cash and cash-segregation in compliance with federal regulations reported within the statement of financial condition that sum to the total of the same such amounts show in the statement of cash flows.

	December 31, 2021
Cash	$ 359,550
Cash–segregation in compliance with federal regulations	100,000
Cash and cash-segregation in compliance with federal regulations	$ 459,550

(b) Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value

measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(c) Income Taxes

Income taxes are recognized at the respective income tax rate of 21% for federal income taxes. Deferred tax assets and liabilities if applicable are measured using enacted tax rates expected to be recovered or settled. As of December 31, 2021 there are no deferred tax assets and liabilities.

Management's judgement is required in evaluating items that factor into determining tax provisions. Management believes its tax provisions reflected in the financial statement are fully supportable.

The income tax provision consists of the following components as of December 31, 2021:

Current Tax Benefit:		Rate
Federal	$ 3,953	21.%
State and Local	- 0 -	0%
Permanent Differences	(2,538)	(13%)
Net Income tax	$ 1,415	8%

Although the Company has not been made aware of any such examinations being conducted, the past three tax years remain open for federal or state examinations.

(d) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such receivable outstanding. As of December 31, 2021, management believes such receivables are fully collectible; hence no allowance has been recorded nor was any bad debt expense recorded during the year.

(f) Concentration, Risk and Credit Risk

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers. All of the Company revenues originated from its Parent Company during 2021.

(g) Revenue Recognition

The Company may earn revenue (commissions) from brokerage activities, which will be recognized on the day of trade – trade date basis and carried at market value. Fees for underwriting and placement services would be recognized when the deal is completed and the income is reasonably determinable. Services Income are earned based on the services performed under an agreement with its Parent Company, which have been the sole source of revenues for the Company in the past several years.

(h) Leases

The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less as lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

(i) Recently Issued Accounting Pronouncements

All recently issued accounting pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

(3) Cash – Segregation in Compliance with Federal Regulations

Pursuant to its current status as a broker dealer with FINRA, the Company is required to maintain such funds for regulatory purposes, relating to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

(4) Aged Fail to Deliver

As of December 31, 2021, the Company had a fail to deliver transaction that aged past five business days. As a result, a mark to market gain of $12,087 was recorded and a $56,523 haircut to net capital was recorded for net capital computation purposes. A related payable to non-customer was recorded in the amount of $364,730 since such transaction was introduced by the Parent Co.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021 the Company had net capital of $413,080 which was $163,080 in excess of its required net capital of $250,000.

(6) Related Party Transactions

During the year 2021, the Company earned $300,000 of services income from its Parent Company based on an agreement whereby the Company agreed to perform certain research services on a monthly basis without any deferred or required deliverables. As of December 31, 2021, the Parent Company owes the Company $40,000 in accounts receivable for these services and reimbursement of certain expenses.

During the year 2021, the Parent Company reimbursed the Company for certain costs incurred over the past year amounting to $15,000 which have been recorded as a reduction to regulatory and accounting fees, business licenses and permits expense.

(7) Commitments and Contingencies

The Company had two offices during the year located in New York City, NY and Coral Gables, FL. The NY location was a virtual office on a month to month basis which the Company terminated in January 2021. The Florida office was a twelve-month lease with Regus with monthly rent in the amount of $99. In March 2021 the Company transferred this lease to a Regus property in Dallas, TX with monthly rent of $114 expiring on January 31, 2022. The lease will not be renewed and the Company will no longer be renting office space. Rent expense for the year ended December 31, 2021 was $2,130.

In April 2021, the Company entered into a three-year employment agreement with its sole officer, ending March 2024.

(8) Subsequent Event

The Company has evaluated subsequent events for the disclosure purposes through February 25, 2022.

SUPPLEMENTAL INFORMATION

SpareBank 1 Capital Markets, Inc.
Computation of Net Capital
Under Rule 15c3-l of the
Securities and Exchange Commission
December 31, 2021

Total stockholder's equity qualified for net capital	$ 511,849
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable – related party	40,000
Fail to deliver	56,523
Prepaid expenses	2,246
Net capital	$ 413,080
Computation of Alternate Net Capital Requirement:	
2% of combined aggregate debit Item as shown in the formula for reserve Requirements pursuant to Rule 15c3-3	$ -
Minimum dollar net capital requirement – the higher of 6 - 2/3% of aggregate indebtedness of $366,764 or $250,000	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$ 163,080
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 366,764
Ratio of aggregate indebtedness to net capital	.89 to 1

Statement Pursuant to Paragraph (d)(2)(iii) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as filed and amended by the Company on February 22, 2022.

Schedule II

SpareBank 1 Capital Markets, Inc.

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2021

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii), for A and B. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
SpareBank 1 Capital Markets, Inc.
Dallas, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SpareBank 1 Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sparebank 1 Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) All customer transactions cleared through another broker dealer on a fully disclosed basis (the "exemption provisions") and (2) SpareBank 1 Capital Markets, Inc. stated that SpareBank 1 Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. SpareBank 1 Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sparebank 1 Capital Markets, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, New York
February 25, 2022

SpareBank 1 Capital Markets, Inc.

2911 Turtle Creek Blvd, #300

Dallas, TX 75219

February 24, 2022

RBSM LLP
805 Third Avenue, 14th FL
New York, NY 10022

Exemption Report
Re: SpareBank 1 Capital Markets, Inc. year end 2021 Certified Audit

SpareBank 1 Capital Markets, Inc. is operating under the (k)(2)(ii) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". SpareBank 1 Capital Markets, Inc. if it has any customer transactions, such customer transactions are cleared through another broker dealer on a fully disclosed basis; therefore we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

Robert C. Lau
President and CEO